Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Closing of US$345 Million
Convertible Senior Notes Offering

Toronto, ON – August 15, 2025 - Denison Mines Corp. (TSX: DML)(NYSE AMERICAN: DNN) (“Denison” or the “ Company”) is pleased to announce that it has closed its previously announced offering of convertible senior unsecured notes due 2031 (the “Notes”) for an aggregate principal amount of US$345 million, which includes the upsized offering of US$300 million and the exercise in full of the $45 million option granted to the initial purchasers of the Notes (the “Offering”).

Denison’s President & CEO, David Cates, commented, “Denison is humbled by the overwhelming support we received from the convertible note investment community for this offering of a ‘US-Style’ convertible note with a cash-settled capped call overlay – a novel transaction for a Canadian-domiciled and TSX-listed company. Any conversions of the Notes, prior to the maturity date of September 15, 2031, may be settled in cash, Denison common shares, or a combination of both, at Denison’s election.

With an annual coupon rate of 4.25%, the Notes are estimated to save Denison over US$100 million in interest payments over the life of the instrument when compared to the range of expected interest payments associated with traditional project debt financing alternatives. Additionally, the purchase by Denison of the capped calls helps protect the Company against increases in the conversion settlement value of the Notes, and the potential equity dilution associated therewith, by significantly raising the effective conversion price for the Notes from the US$2.92/share initial conversion price of the Notes up to the US$4.32/share cap price of the capped calls.

Overall, the proceeds of the Offering put Denison in an excellent financial position to make a future final investment decision (“FID”) and to commence construction, following the anticipated receipt of upcoming regulatory approvals, for the Company’s flagship Phoenix In-Situ Recovery (“ISR”) uranium mine in northern Saskatchewan.”

Summary of the Offering

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Approximately US$333 million of net proceeds after deducting the initial purchasers’ commissions and other fees and expenses. Cantor Fitzgerald & Co. and Scotia Capital (USA) Inc. acted as active bookrunners.

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Cash interest coupon of 4.25% per annum, payable semi-annually in arrears on March 15th and September 15th of each year, beginning March 15, 2026.

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The initial conversion rate for the Notes is 342.9355 common shares of Denison (“Shares”) per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$2.92 per Share (approximately 35% premium to the closing price of the Shares at the time of pricing on August 12, 2025).

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The effective conversion price of the Notes is increased up to US$4.32 per Share (~100% premium to the closing price of the Shares at the time of pricing on August 12, 2025) after giving effect to the capped call overlay option strategy, whereby Denison purchased cash-settled call options with a strike price equal to initial conversion price of the Notes (US$2.92) and with a cap price of US$4.32. The purchase price for the capped call transactions was approximately US$35.36 million.

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Conversions of the Notes may be settled in Shares, cash, or a combination of Shares and cash, at Denison’s election. Additionally, Denison will have the right to redeem the Notes in certain circumstances and will be required to repurchase the Notes upon the occurrence of certain events.

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The Notes may only be converted by holders prior to June 15, 2031 in certain circumstances, and may be converted by holders after June 15, 2031.

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The Notes will mature on September 15, 2031. Any Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

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The Company intends to use the net proceeds from the Offering for expenditures to support the evaluation and development of the Company’s uranium development projects, including the Wheeler River Uranium Project and general corporate purposes.

Further information concerning the Notes and the capped call transactions, including illustrative settlement scenarios, may be found on the Investors - Presentations page of our website at www.denisonmines.com. The indenture for the notes and form of confirmation for the capped call transactions have been or will be filed by the Company under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar, and it is recommended they be read in their entirety for a fulsome understanding of the Notes and capped call transactions.

Additional Information

The Notes issued in connection with the Offering and the Shares issuable upon the conversion of Notes will be subject to a statutory hold period in accordance with applicable securities legislation.

The Notes and the Shares issuable upon the conversion thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), registered under any state securities laws, or qualified by a prospectus in any province or territory of Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes were offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). Offers and sales in Canada were made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this press release.

About Denison

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world.

Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval of the project’s Environmental Assessment (“EA”) received from the Province of Saskatchewan and Canadian Nuclear Safety Commission hearing dates set in the fall of 2025 for Federal approval of the EA and project construction license.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (with the mining at the McClean North deposit via the MLJV’s Surface Access Borehole Resource Extraction (“SABRE”) mining method having commenced in July 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture’s Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property.

The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%), and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact
David Cates                             (416) 979-1991 ext. 362
President and Chief Executive Officer
Geoff Smith                             (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial
Follow Denison on Twitter      @DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’ within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this press release contains forward-looking information pertaining to the following: statements relating to the Company’s expectations with respect to the Offering, the anticipated use of proceeds, and the capped call transactions; expectations that the Company will be able to realize on proceeds from the capped call; expectations for the Company’s projects, including potential for a FID, permitting and construction of Phoenix; and expectations regarding Denison’s joint venture ownership interests and agreements with third parties.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2025 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.